UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

68234L207

(CUSIP Number)

Hee Do Koo

CEO

Alpha Holdings, Inc.

Gangnam-gu Apgujeong-ro 62-gil 17-10

Seoul, KOREA

+82-2-517-8841

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Republic of Korea

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 1,491,000(1)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,491,000(1)
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,491,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 14.2% (2)

14.	Type of Reporting Person (See Instructions):

CO

(1)

Excludes 368,250 shares of common stock issuable upon exercise of warrants that are not exercisable due to a beneficial ownership limitation, which provides that such warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of common stock.

(2)	This percentage is calculated based on 10,475,073 shares of common stock outstanding as of May 22, 2019, as reported on the Issuer’s Prospectus Supplement filed with the SEC on May 23, 2019.

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is amended and restated in its entirety as follows:

The source of funds for the shares of common stock and warrants of the Issuer beneficially owned by the Report Persons is the Reporting Person’s working capital.

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended as follows:

(a)

The Reporting Person is the beneficial owner of 1,491,000 shares of common stock, which represents 14.2% of all outstanding shares of common stock of the Issuer, 10,475,073 shares of common stock outstanding as of May 22, 2019, as reported on the Issuer’s Prospectus Supplement filed with the SEC on May 23, 2019.

(b)	See rows 7-10 of the cover page.

(c)

Alpha acquired 491,000 shares of common stock and warrants to acquire 368,250 shares of common stock from the underwriters of the Issuer’s underwritten public offering announced by the Company on May 22, 2019. The warrants have an exercise price of $3.45 per share, will be exercisable upon issuance and will expire five years from the date of issuance. The warrants also provide that such warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following:

The information concerning the warrant set forth in Item 5 is incorporated herein by reference.

[The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2019

ALPHA HOLDINGS, INC.

	By:	/s/ Hee Do Koo
Hee Do Koo
Chief Executive Officer